Exhibit 99.2

TEKMIRA PHARMACEUTICALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATIONS

August 11, 2011 / This management discussion and analysis (MD&A) for the three and six month periods ended June 30, 2011 should be read in conjunction with our MD&A and our unaudited interim condensed consolidated financial statements and related notes for the same periods and the MD&A and the audited consolidated financial statements and related notes for the year ended December 31, 2010. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the United States/Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A and our consolidated financial statements are prepared in accordance with generally accepted accounting principles used in the United States of America (“U.S. GAAP”). All amounts are expressed in Canadian dollars unless otherwise indicated. Unless the context otherwise requires, all references to “Tekmira”, the “Company”, “we”, “us”, and “our” refer to Tekmira Pharmaceuticals Corporation, including all of its subsidiaries. Additional information relating to Tekmira, including the Company’s March 30, 2011 Annual Information Form is available at the SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov/edgar.

FORWARD-LOOKING STATEMENTS

This discussion and analysis contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). Forward-looking statements are generally identifiable by use of the words “believes,” “may,” “plans,” “will,” “anticipates,” “intends,” “budgets”, “could”, “estimates”, “expects”, “forecasts”, “projects” and similar expressions, and the negative of such expressions. Forward-looking statements in this MD&A include statements about Tekmira’s strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; estimates of the number of clinical development programs to be undertaken by Tekmira and its product development partners; selection of additional product candidates; timing of release of clinical data; the quantum and timing of potential funding; use of lipid nanoparticle (LNP) technology by Tekmira’s licensees; the effects of Tekmira’s products on the treatment of elevated low-density lipoprotein (LDL) cholesterol, cancer and infectious disease; Tekmira’s expectations with respect to existing and future agreements with third parties; statements about the accelerated approval of TKM-Ebola; statements about the nature, prospects and anticipated timing to resolve the complaint filed by Tekmira against Alnylam and AlCana; the nature, scope and quantum of damages sought by Tekmira from Alnylam and AlCana; measures taken to ensure that Tekmira can pursue the litigation with Alnylam and AlCana without interruption to Tekmira’s core business activities; estimates and scope of Tekmira’s financial guidance and expected cash runway in light of the litigation with Alnylam and AlCana; and estimates of the length of time Tekmira’s business will be funded by its anticipated financial resources.

With respect to the forward-looking statements contained in this MD&A, Tekmira has made numerous assumptions regarding, among other things: LNP’s status as a leading RNAi delivery technology; the effectiveness of Tekmira’s products as a treatment for high LDL cholesterol, cancer and infectious disease; the developmental milestones and approvals required to trigger funding for TKM-Ebola from the Transformational Medical Technologies program; results in non-human primates are indicative of the potential effect in humans; Tekmira’s research and development capabilities and resources; U.S. Food and Drug Administration (FDA) approval with respect to commencing clinical trials; the timing and obtaining of regulatory approvals for Tekmira’s products; the timing and results of clinical data releases and use of LNP technology by Tekmira’s development partners and licensees; the time required to complete research and product development activities; the timing and quantum of payments to be received under contracts with Tekmira’s collaborative partners including the U.S. Government and the manufacturing agreement with Alnylam; the absence of human efficacy studies will significantly accelerate the approval of TKM-Ebola; the nature and prospects of the litigation with Alnylam and AlCana; based on the conduct of Alnylam and AlCana, the nature, scope and quantum of damages that Tekmira is entitled to; costs and timing of the litigation with Alnylam and AlCana and the effects of such on Tekmira’s financial position and execution of Tekmira’s business strategy; the effect of Alnylam’s and AlCana’s answers and counterclaims on Tekmira’s litigation position; the sufficiency of budgeted capital expenditures in carrying out planned activities; Tekmira’s ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others; the ability to succeed at establishing a successful commercialization

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program for any of Tekmira’s products; and the availability and cost of labour and services. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors which could cause Tekmira’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; the FDA will not approve the commencement of Tekmira’s planned clinical trials or approve the use of Tekmira’s products and generally, difficulties or delays in the progress, timing and results of clinical trials; the FDA may determine that the design and planned analysis of Tekmira’s clinical trials do not adequately address the trial objectives in support of Tekmira’s regulatory submissions; future operating results are uncertain and likely to fluctuate; competition from other pharmaceutical or biotechnology companies; Tekmira’s ability to raise additional financing required to fund further research and development, clinical studies, and obtain regulatory approvals, on commercially acceptable terms or at all; economic and capital market conditions; Tekmira’s ability to obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others; Tekmira’s research and development capabilities and resources will not meet current or expected demand; Tekmira’s development partners and licensees conducting clinical trial and development programs will not result in expected results on a timely basis, or at all; anticipated payments under contracts with Tekmira’s collaborative partners including the U.S. Government and Alnylam will not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira; the U.S. Government may reduce or cancel certain defense spending, including Tekmira’s contract to develop TKM-Ebola; approval of TKM-Ebola may not be obtained when anticipated or at all; pre-clinical trials may not be completed, or clinical trials started, when anticipated or at all; pre-clinical and clinical trials may be more costly or take longer to complete than anticipated; pre-clinical or clinical trials may not generate results that warrant future development of the tested drug candidate; Tekmira may become subject to product liability or other legal claims for which the Company has made no accrual in its financial statements; the reduction in Roche revenue may not be replaced in the quantity anticipated; the final outcome of the litigation with Alnylam and AlCana is not presently determinable or estimable and may result in an outcome that is unfavorable to Tekmira, including damages and other relief against Tekmira claimed by Alnylam and AlCana in their counterclaims; there may be no basis for which Tekmira has any rights or entitlement to damages from Alnylam or AlCana in the quantum anticipated by Tekmira, or at all; legal expenses associated with litigation are uncertain and may exceed current estimates, which may have a material adverse effect on Tekmira’s financial position and ongoing business strategy; the uncertainty of litigation, including the time and expenses associated therewith; risks and uncertainties involved in the litigation process, such as discovery of new evidence or acceptance of unanticipated or novel legal theories, changes in interpretation of the law due to decisions in other cases, the inherent difficulty in predicting the decisions of judges and juries and the possibility of appeals; Tekmira has not sufficiently budgeted for capital expenditures necessary to carry out planned activities.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira’s Annual Information Form dated March 30, 2011 and available at www.sedar.com or at www.sec.gov/edgar. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

OVERVIEW

Tekmira is a biopharmaceutical company focused on advancing novel RNA interference therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners.

Technology, product development and licensing agreements

Our therapeutic product pipeline consists of products being developed internally with our research and development resources. We also support the development of our collaboration partners’ products and are developing an Ebola antiviral product (TKM-Ebola) under a Transformational Medical Technologies (TMT) contract with the U.S. Government. Our focus is on advancing products that utilize our proprietary lipid nanoparticle (LNP) technology for the delivery of small interfering RNA (siRNA). These products are intended to

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treat diseases through a process known as RNA interference which prevents the production of proteins that are associated with various diseases. We have rights under Alnylam Pharmaceuticals, Inc.’s (Alnylam) RNAi intellectual property to develop eight RNAi therapeutic products.

Our most advanced internal product candidates are

•	TKM-PLK1, for the treatment of cancer;

•	TKM-Ebola, for the treatment of Ebola infection; and

•	TKM-ApoB, for the treatment of high cholesterol.

In the field of RNAi therapeutics, we have licensed our LNP delivery technology to Alnylam and Merck & Co., Inc. Alnylam has granted non-exclusive access to some of our intellectual property to certain of its partners, including F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc. (Roche), Regulus Therapeutics, Inc. (Regulus) (a joint venture between Alnylam and Isis Pharmaceuticals, Inc.) and Takeda Pharmaceutical Company Limited. In addition, we have ongoing research relationships with Bristol-Myers Squibb Company, the United States National Cancer Institute, the U.S. Government, through their TMT program, and other undisclosed pharmaceutical and biotechnology companies. Outside the RNAi field, we have legacy licensing agreements with Talon Therapeutics, Inc. (Talon, formerly Hana Biosciences, Inc.) and Aradigm Corporation.

TKM-PLK1

Our lead oncology siRNA product candidate, TKM-PLK1, has been shown in preclinical animal studies to selectively kill cancer cells, while sparing normal cells in healthy tissue. TKM-PLK1 is targeted against PLK1 (polo-like kinase 1), a protein involved in tumor cell proliferation and a validated oncology target. Inhibition of PLK1 prevents the tumor cell from completing cell division, resulting in cell cycle arrest and death of the cancer cell.

Our preclinical studies have demonstrated that a single, systemic intravenous administration of TKM-PLK1 blocked PLK1 expression in liver tumors causing extensive tumor cell death. After repeat dosing, this result translated into significant inhibition of tumor growth and prolonged survival without evidence of toxicities often associated with oncology drugs. The TKM-PLK1 anti-tumor efficacy results were confirmed to be the result of silencing PLK1 via RNA interference. Furthermore, certain LNP formulations also provided potent anti-tumor efficacy in preclinical models of tumors outside the liver.

On December 22, 2010 we announced the initiation of patient dosing in a Phase 1 human clinical trial for TKM-PLK1. The Phase 1 clinical trial, conducted at three medical centers in the United States, is an open label, multi-dose, dose escalation study designed to evaluate the safety, tolerability and pharmacokinetics of TKM-PLK1 as well as determining the maximum tolerated dose. The trial is enrolling up to 52 patients with advanced solid tumors. Secondary objectives of the trial are to measure tumor response and the pharmacodynamic effects of TKM-PLK1 in patients providing biopsies.

On June 1, 2011, we signed a Cooperative Research and Development Agreement (CRADA) with the United States National Cancer Institute (NCI) under which we plan to conduct a second Phase 1 human clinical trial for TKM-PLK1. This new trial, which will run in parallel with the current ongoing study, will deliver TKM-PLK1 directly into the liver via Hepatic Artery Infusion. On August 9, 2011 we announced that we had received FDA approval for the trial. The NCI trial will allow for measurement of tumor delivery, PLK1 knockdown and RNAi activity in tumor biopsies from patients with liver cancer or cancer that has spread to the liver.

On June 2, 2011 we announced that we have secured non-exclusive licenses from Alnylam targeting two validated oncology targets: WEE1 and CSN5. We are conducting preclinical work to further evaluate these targets before initiating formal toxicology studies.

TKM-Ebola

On May 28, 2010 we announced the publication of a series of studies demonstrating the ability of an RNAi therapeutic utilizing our LNP technology to protect non-human primates from Ebola virus, a highly contagious and lethal human infectious disease.

We conducted the studies in collaboration with infectious disease researchers from Boston University and the United States Army Medical Research Institute for Infectious Diseases (“USAMRIID”) and were funded in part by the U.S. Government’s Transformational Medical Technologies (TMT) program. The results, which were

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published in the medical journal, The Lancet, describe antiviral activity of siRNA in LNPs targeting the Ebola virus (TKM-Ebola). When used to treat infected non-human primates, TKM-Ebola resulted in complete protection from an otherwise lethal dose of Zaire Ebola virus. For many years, the Zaire species of Ebola virus (“ZEBOV”) has been associated with periodic outbreaks of hemorrhagic fever in human populations with mortality rates reaching 90%. There are currently no treatments for Ebola or other hemorrhagic fever viruses.

In the published studies, non-human primates were infected with a lethal dose of ZEBOV and were then treated with seven daily doses of TKM-Ebola. The TKM-Ebola therapeutic delivered three different siRNAs targeting three separate viral gene products thereby inactivating the virus in three different parts of its life cycle. The three siRNAs were encapsulated in our proprietary LNP delivery technology engineered for delivery to the cells where the Ebola virus is known to replicate. All of the non-human primates treated with TKM-Ebola survived the infection and were shown to be free of ZEBOV virus infection within 14 days after inoculation with a lethal dose of ZEBOV virus.

On July 14, 2010, we signed a contract with the United States Government to advance an RNAi therapeutic utilizing our LNP technology to treat Ebola virus infection. In the initial phase of the contract, which is expected to last approximately three years and is funded under the TMT program, we are eligible to receive up to US$34.7 million. This initial funding is for the development of TKM-Ebola including completion of preclinical development, filing an IND application with the FDA and completing a Phase 1 human safety clinical trial. We expect to file an IND for TKM-Ebola before the end of 2011.

The United States Government has the option of extending the contract beyond the initial funding period to support the advancement of TKM-Ebola through to the completion of clinical development and FDA approval. Based on the budget for the extended contract this would provide the Company with a total of up to US$140.0 million in funding for the entire program.

Under the contract we invoice the United States Government for direct labor, third party costs and an apportionment of overheads plus a profit margin.

TKM-Ebola will be developed under specific regulatory guidelines to advance therapeutics that cannot meet the requirements for traditional approval because human efficacy studies are not feasible. We believe this could significantly accelerate the approval of TKM-Ebola.

TKM-ApoB

On July 2, 2009 we announced that we had initiated a Phase 1 human clinical trial for TKM-ApoB (formerly known as ApoB SNALP). TKM-ApoB is being developed as a treatment for patients with high levels of low-density lipoprotein (LDL) cholesterol, or “bad” cholesterol, who are not well served by current therapy. TKM-ApoB is designed to reduce the production of apolipoprotein B 100 (ApoB), a protein produced in the liver that plays a central role in cholesterol metabolism.

Our therapeutic approach is to target ApoB, a protein synthesized in the liver that is essential to the assembly and secretion of very low density lipoprotein (VLDL), a precursor to LDL, both of which are required for the transport and metabolism of cholesterol. TKM-ApoB consists of siRNA, designed to silence ApoB, encapsulated in a LNP formulation. TKM-ApoB is delivered into the liver hepatocytes, the cells which produce ApoB, where the siRNA acts to silence the messenger RNA coding for ApoB protein resulting in a decrease in circulating VLDL and LDL.

On January 7, 2010 we announced the completion of the Phase 1 TKM-ApoB clinical trial. We enrolled a total of 23 subjects in the trial. Of the 23 subjects enrolled, 17 subjects received a single dose of TKM-ApoB at one of seven different dosing levels and six subjects received a placebo.

The primary endpoints of the TKM-ApoB Phase 1 clinical trial were measures of safety and tolerability. TKM-ApoB was well tolerated overall in this study with no evidence of liver toxicity, which was the anticipated dose-limiting toxicity observed in preclinical studies. Of the two subjects treated at the highest dose level, one subject experienced an adverse event comprised of flu-like symptoms, cytokine release and transient hypotension consistent with stimulation of the immune system caused by the ApoB siRNA payload. The other subject treated at the highest dose level experienced no side effects. Based on the potential for the immune stimulation to interfere with further dose escalation, we decided to conclude the trial.

Based on a review of subsequent non-clinical data for TKM-ApoB, we have decided to delay the initiation of our next TKM-ApoB clinical trial. We had originally planned to initiate a Phase 1-2 clinical trial for TKM-ApoB by

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the end of 2010. In non-clinical studies, the performance characteristics of the specific lipid nanoparticle formulation being evaluated for use in the TKM-ApoB product candidate have not met our expectations for the intended application. We tailor LNP formulations for each intended application. We continue to make significant advances in LNP formulation development and there are several alternative LNP formulations with improved characteristics that are currently being evaluated for TKM-ApoB development.

Expansion of intellectual property portfolio

Earlier in 2011 we announced that the United States Patent & Trademark Office (USPTO) and the European Patent Office (EPO) had issued key patents covering elements of our leading lipid nanoparticle technology.

The EPO and USPTO granted claims covering our proprietary manufacturing process and apparatus for the production of lipid nanoparticles. Our manufacturing process is a proprietary method that is robust, scalable and highly reproducible. This process has been reviewed by multiple international regulatory agencies for the production of LNPs used in several ongoing human clinical trials.

The USPTO granted claims (U.S. Patents No. 7,807,815 and No. 7,915,399) covering the identification and modification of siRNA sequence motifs responsible for immune stimulation. This case is the first in a series of patent filings we have made covering methods of mitigating siRNA immune stimulation through chemical modification. This intellectual property is based on research by our scientists on the sequence-dependent stimulation of the innate immune response by nucleic acids, including siRNA.

Alnylam collaboration and license

On January 8, 2007, we entered into a licensing and collaboration agreement with Alnylam giving them an exclusive license to certain historical lipid nanoparticle intellectual property owned by Tekmira for the discovery, development, and commercialization of RNAi therapeutics. This agreement only covered intellectual property owned before Tekmira’s business combination with Protiva Biotherapeutics, Inc. (Protiva) on May 30, 2008.

As a result of the business combination with Protiva on May 30, 2008 we acquired a Cross-License Agreement (Alnylam Cross-License) between Protiva and Alnylam, dated August 14, 2007. The Cross-License grants Alnylam non-exclusive access to Protiva’s intellectual property and required Alnylam to fund a certain level of collaborative research for two years. The research collaboration element of the Alnylam Cross-License expired on August 13, 2009. We are, however, continuing to make LNP research batches for Alnylam under a manufacturing agreement which is discussed below.

On August 21, 2007, under the Alnylam Cross-License, Alnylam made a payment of US$3.0 million that gives Alnylam the right to “opt-in” to the Tekmira TKM-PLK1 project and contribute 50% of product development costs and share equally in any future product revenues. Alnylam has until the start of a Phase 2 clinical trial of the TKM-PLK1 project to exercise their opt-in right. If Alnylam chooses to opt into the TKM-PLK1 project the US$3.0 million already paid will be credited towards Alnylam’s 50% share of project costs to date.

We are eligible to receive up to US$16.0 million in milestones from Alnylam for each RNAi therapeutic advanced by Alnylam or its partners that utilizes our intellectual property, and royalties on product sales. The impact of the Alnylam agreements, including contract manufacturing services, on our results of operations is covered further in the Revenue section of this MD&A.

The agreements with Alnylam grant us intellectual property rights to develop our own proprietary RNAi therapeutics. Alnylam has granted us a worldwide license for the discovery, development and commercialization of RNAi products directed to eight gene targets (three exclusive and five non-exclusive licenses). Licenses for five targets, ApoB, PLK1, Ebola, WEE1 and CSN5 have already been granted on a non-exclusive basis. Under the RNAi licenses granted to us, we may select three additional gene targets to develop RNAi therapeutic products, provided that the targets are not part of an ongoing or planned development program of Alnylam. In consideration for this license, we have agreed to pay royalties to Alnylam on product sales and have milestone obligations of up to US$8.5 million on the non-exclusive licenses (with the exception of TKM-Ebola, which has no milestone obligations, and TKM-PLK1 if Alnylam opts–in to the development program) and no milestone obligations on the three exclusive licenses.

On April 3, 2009 Alnylam announced that they had initiated a Phase 1 human clinical trial for a product candidate that utilizes our LNP technology. The Alnylam product candidate, ALN-VSP, is being developed as a treatment for advanced solid tumors with liver involvement. ALN-VSP comprises siRNA molecules delivered systemically

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using our LNP technology. We are responsible for manufacturing the ALN-VSP drug product. The initiation of the ALN-VSP Phase 1 clinical trial triggered a milestone payment of $0.6 million (US$0.5 million) which we received in May 2009. On June 6, 2011, we announced that the most recent ALN-VSP data had been presented at the American Society of Clinical Oncology (ASCO) meeting in a poster titled “Phase I dose-escalation study of ALN-VSP02, a novel RNAi therapeutic for solid tumors with liver involvement.” Alnylam disclosed that ALN-VSP was generally well tolerated, demonstrated evidence for anti-tumor activity, and was found to mediate RNAi activity in both hepatic and extra-hepatic tumors. Alnylam expects to partner its ALN-VSP program prior to initiating a Phase 2 clinical study.

Alnylam are advancing two ALN-TTR formulations, ALN-TTR01 and ALN-TTR02. Both formulations are RNAi therapeutics targeting transthyretin (TTR) for the treatment of TTR amyloidosis, a systemic disease caused by mutations in the TTR gene. ALN-TTR01 and ALN-TTR02 utilize our LNP technology and are being manufactured by us. On July 7, 2010, Alnylam announced the initiation of a Phase 1 human clinical trial for ALN-TTR01 which triggered a US$0.5 million milestone payment to us and Alnylam expects to report data from this trial in the fourth quarter of 2011. Alnylam expects to file an IND, or an IND equivalent application, for ALN-TTR02 in the second half of 2011.

Alnylam is also developing ALN-PCS, an RNAi therapeutic, to treat hypercholesterolemia, or high levels of cholesterol in the blood. ALN-PCS is manufactured by us and is enabled by our LNP delivery technology. On July 11, 2011, Alnylam announced the filing of a Clinical Trial Application to run a Phase 1 trial for ALN-PCS in the United Kingdom. Alnylam expects to present initial safety, tolerability, and clinical activity data from this trial before the end of 2011.

Under a manufacturing agreement (Alnylam Manufacturing Agreement) dated January 2, 2009, we continue to be the exclusive manufacturer of any products required by Alnylam through to the end of Phase 2 clinical trials that utilize our technology. Alnylam are paying for the provision of staff and for external costs incurred. Under the Alnylam Manufacturing Agreement there is a contractual minimum of $11.2 million payable by Alnylam for the three years from 2009 to 2011.

On March 16, 2011, we filed a complaint against Alnylam. On April 6, 2011, Alnylam filed an answer and counter-claim to our complaint. On June 3, 2011, we filed an amended complaint against Alnylam and expanded our complaint to include AlCana Technologies, Inc. (AlCana). On June 28, 2011 Alnylam filed an amended answer and counter-claim and on July 15, 2011 AlCana filed its answer and counter-claim to our amended complaint.

Our amended complaint against Alnylam is for misappropriation and misuse of trade secrets, know-how and other confidential information, unfair and deceptive trade practices, unjust enrichment, unfair competition and false advertising, breach of contract, breach of the implied covenant of good faith and fair dealing, tortious interference with contractual relationships, and civil conspiracy. The suit, filed in the Business Litigation Session of the Massachusetts Superior Court, alleges Alnylam exploited its confidential relationship as our collaborator to misappropriate our proprietary lipid nanoparticle delivery technology, resulting in damage to our intellectual property and business interests. The amended complaint also adds AlCana as a defendant and asserts claims alleging misappropriation of trade secrets, tortious interference with contractual relations, unjust enrichment, unfair and deceptive acts and trade practices, and civil conspiracy against AlCana. We are seeking damages based on Alnylam’s conduct as alleged in the amended complaint including termination of Alnylam’s license to our technology.

Alnylam’s answer and amended counter-claim alleges, in summary, breach of contract: contractual dispute resolution and confidentiality provisions, defamation, breach of covenant not to sue, breach of patent prosecution cooperation and non-use provisions, and breach of an implied covenant of good faith and fair dealing.

AlCana’s answer and amended counter-claim alleges, in summary, breach of contract and breach of an implied covenant of good faith and fair dealing.

Roche product development and research agreements

On May 30, 2008, we signed an initial research agreement with Roche. This initial research agreement expired at the end of 2008 and was replaced by a research agreement (Roche Research Agreement) dated February 11, 2009. Work under the Roche Research Agreement was completed in the first half of 2009.

On May 11, 2009 we announced a product development agreement with Roche (Roche Product Development

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Agreement) that provides for product development up to the filing of an IND by Roche. The product development activities under this agreement expand the activities that were formerly covered by the Roche Research Agreement. Under the Roche Product Development Agreement Roche is paying for the provision of our staff and for external costs incurred up to US$8.8 million, for us to support the advancement of a Roche RNAi product candidate using our LNP technology through to the filing of an IND application.

On November 17, 2010, Roche announced that, as part of a corporate restructuring, they intend to discontinue research and development in the field of RNAi. Following the announcement, Roche confirmed that, except for completing some product stability studies, they would be discontinuing product development with Tekmira. Recognition of revenue from the Roche Product Development Agreement is covered in the Revenue section of this MD&A.

Merck & Co., Inc. (Merck) license agreement

As a result of the business combination with Protiva we acquired a non-exclusive royalty-bearing world-wide license agreement with Merck. Under the license, Merck will pay up to US$17.0 million in milestones for each product they develop covered by Protiva’s intellectual property, except for the first product for which Merck will pay up to US$15.0 million in milestones, and will pay royalties on product sales. Merck has also granted a license to the Company to certain of its patents. The license agreement with Merck was entered into as part of the settlement of litigation between Protiva and a Merck subsidiary.

Bristol-Myers Squibb Company (BMS) research agreement

On May 10, 2010 we announced the expansion of our research collaboration with BMS. Under the new agreement, BMS will use siRNA molecules formulated by us in LNPs to silence target genes of interest. BMS will conduct the preclinical work to validate the function of certain genes and share the data with us. We can use the preclinical data to develop RNAi therapeutic drugs against the therapeutic targets of interest. BMS paid us US$3.0 million concurrent with the signing of the agreement. We are required to provide a predetermined number of LNP batches over the four-year agreement. BMS will have a first right to negotiate a licensing agreement on certain RNAi products developed by us that evolve from BMS validated gene targets. On May 17, 2011 we announced a further expansion of the collaboration to include broader applications of our LNP technology and additional target validation work. Recognition of revenue from agreements with BMS is covered in the Revenue section of this MD&A.

U.S. National Institutes of Health (NIH) grant

On October 13, 2010 we announced that together with collaborators at The University of Texas Medical Branch (UTMB), we were awarded a new NIH grant to support research to develop RNAi therapeutics to treat Ebola and Marburg hemorrhagic fever viral infections using our LNP delivery technology. The grant, worth US$2.4 million, will support work at Tekmira and the UTMB.

Takeda Pharmaceutical Company Limited (Takeda) research agreement

We have an ongoing research agreement with Takeda signed on December 26, 2008.

In the first quarter of 2010, we expanded our agreement with Takeda to provide additional LNP batches as Takeda continues to evaluate our technology.

Takeda has, through Alnylam, a non-exclusive sublicense to our intellectual property. Under our agreements with Alnylam we are eligible to receive up to US$16.0 million in milestones plus additional royalties on each Takeda product that uses our technology.

Legacy Agreements

Talon Therapeutics, Inc. (Talon, formerly Hana Biosciences, Inc.) license agreement

Talon is developing targeted chemotherapy products under a legacy license agreement entered into in May 2006. Marqibo® (Optisomal Vincristine), AlocrestTM (formerly INX-0125, Optisomal Vinorelbine) and BrakivaTM (formerly INX-0076, Optisomal Topotecan), products originally developed by us, have been exclusively licensed to Talon. Talon has agreed to pay us milestones and royalties and is responsible for all future development and future expenses. In May 2009, the license agreement with Talon was amended to decrease the size of near-term milestone payments and increase the size of long-term milestone payments. On September 20, 2010, the license

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agreement with Talon was amended a second time such that Talon paid $5.9 million (US$5.75 million) in consideration for reducing certain future payments associated with the product candidates. The payment of $5.9 million (US$5.75 million) from Talon has been paid to certain of our contingent creditors in full settlement of a contingent obligation. We are now eligible to receive milestone payments from Talon of up to US$19.0 million upon achievement of further development and regulatory milestones and we are also eligible to receive single-digit royalties on product sales. The milestone payments can be made in common shares of Talon. If Talon sublicenses any of the product candidates, Tekmira is eligible to receive a percentage of any upfront fees or milestone payments received by Talon.

In December 2009, Talon announced the results of its Phase 2 relapsed ALL clinical trial. On July 18, 2011, Talon announced that its New Drug Application for Marqibo had been submitted to the FDA.

Aradigm Corporation (Aradigm) license agreement

On December 8, 2004, we entered into a licensing agreement with Aradigm under which Aradigm exclusively licensed certain of our liposomal intellectual property. Under this agreement, we are entitled to milestone payments totaling US$4.75 million for each disease indication, to a maximum of two, pursued by Aradigm using our technology. In addition, we are entitled to royalties on any product revenue.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our critical accounting policies and estimates are disclosed in the MD&A and the notes to our audited annual consolidated financial statements contained in our 2010 Annual Report.

RECENT ACCOUNTING PRONOUNCEMENTS

In October 2009, the Financial Accounting Standards Board (FASB) issued EITF 08-01, Revenue Arrangements with Multiple Deliverables (currently within the scope of FASB Accounting Standards Codification (ASC) Subtopic 605-25). This statement provides principles for allocation of consideration among its multiple-elements, allowing more flexibility in identifying and accounting for separate deliverables under an arrangement. The EITF introduces an estimated selling price method for valuing the elements of a bundled arrangement if vendor-specific objective evidence or third-party evidence of selling price is not available, and significantly expands related disclosure requirements. This standard is effective on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Alternatively, adoption may be on a retrospective basis, and early application is permitted. We adopted this pronouncement on January 1, 2011. Adoption of the pronouncement did not have a material impact on our financial statements.

In March 2010, the FASB ratified the EITF final consensus on Issue ASC 2010-17, Milestone Method of Revenue Recognition. The guidance in this consensus allows the milestone method as an acceptable revenue recognition methodology when an arrangement includes substantive milestones. The guidance provides a definition of a substantive milestone and should be applied regardless of whether the arrangement includes single or multiple deliverables or units of accounting. The scope of this consensus is limited to transactions involving milestones relating to research and development deliverables. The guidance includes enhanced disclosure requirements about each arrangement, individual milestones and related contingent consideration, information about substantive milestones and factors considered in the determination. The consensus is effective prospectively to milestones achieved in fiscal years, and interim periods within those years, after June 15, 2010. Early application and retrospective application are permitted. We adopted this pronouncement on January 1, 2011. Adoption of the pronouncement did not have a material impact on our financial statements.

In July 2010, the FASB issued ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which amends ASC 310 by requiring more robust and disaggregated disclosures about the credit quality of an entity’s financing receivables and its allowance for credit losses. The enhanced disclosure will provide financial statement users with an improved understanding of (1) the nature of an entity’s credit risk associated with its financing receivables and (2) the entity’s assessment of that risk in estimating its allowance for credit losses as well as changes in the allowance and the reasons for those changes. This standard is effective on a prospective basis for the first interim or annual period beginning after December 15, 2010. We adopted this standard on January 1, 2011. Adoption of the standard did not have a material impact on disclosures

Management’s Discussion and Analysis (continued)	Tekmira – Q2 2011

in our financial statements.

SUMMARY OF QUARTERLY RESULTS

Historically we prepared our consolidated financial statements in conformity with Canadian generally accepted accounting principles (GAAP). Effective December 31, 2010, we adopted United States of America GAAP as the reporting standard for our consolidated financial statements. All comparative financial information contained in this MD&A has been recast to reflect our results as if we had historically reported in accordance with U.S. GAAP. The following table presents our unaudited quarterly results of operations for each of our last eight quarters. These data have been derived from our unaudited consolidated financial statements (as adjusted to reflect our adoption of U.S. GAAP), which were prepared on the same basis as our annual audited financial statements (as adjusted to reflect our adoption of U.S. GAAP) and, in our opinion, include all adjustments necessary, consisting solely of normal recurring adjustments, for the fair presentation of such information.

(in millions Cdn$ except per share data) - unaudited

	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
Revenue
Collaborations and contracts:
Alnylam	$2.2	$2.0	$0.9	$1.4	$1.8	$2.1	$0.9	$1.0
U.S. Government	—	—	—	—	1.2	2.4	3.4	3.3
Roche	1.0	2.4	1.3	0.9	0.7	1.7	—	—
Other	0.1	0.1	0.3	—	0.3	—	—	0.1

	3.3	4.5	2.5	2.3	3.9	6.2	4.3	4.4
Alnylam licensing fees and milestone payments	—	—	—	—	0.5	—	—	—
Talon license amendment payment	—	—	—	—	5.9	—	—	—

Total revenue	3.3	4.5	2.5	2.3	10.4	6.2	4.3	4.4
Expenses and other income (losses)	5.9	6.9	6.7	6.3	12.8	8.1	7.4	7.9

Net loss	(2.6)	(2.4)	(4.2)	(4.0)	(2.4)	(1.9)	(3.1)	(3.5)
Basic and diluted net loss per share	$(0.25)	$(0.23)	$(0.40)	$(0.38)	$(0.24)	$(0.18)	$(0.30)	$(0.33)

Quarterly Trends / Our revenue is derived from research and development collaborations and contracts, licensing fees and milestone payments. Over the past two years, our principal sources of ongoing revenue have been our Alnylam partnership entered into in March 2006, our Roche partnership which was expanded in May 2009 and our contract with the U.S. Government to advance TKM-Ebola which began in July 2010.

We had a collaborative research agreement with Alnylam that was completed in August 2009. In January 2009 we signed a Manufacturing Agreement with Alnylam. Revenue from the Alnylam Manufacturing Agreement was higher than usual in Q3 2009, Q4 2009, Q3 2010 and Q4 2010 when deferred revenue related to minimum FTE payments was recognized based on our estimate of percentage of completion of the annual commitment. Quarterly revenue levels are also affected by the timing of manufacturing third party costs such as manufacturing suite charges. The timing of batch manufacturing is sporadic and manufacturing suite booking fees can precede the date of batch manufacture by many months.

In Q3 2010 we signed a contract with the U.S. Government to develop TKM-Ebola and incurred significant program costs such as materials and preclinical studies that have been included in research, development, collaborations and contracts expenses. These third-party costs are being reimbursed by the U.S. Government so

Management’s Discussion and Analysis (continued)	Tekmira – Q2 2011

are also recorded as revenue. U.S. Government revenue from the TKM-Ebola program also includes labour, overheads and incentive fee charges. Activity levels and revenues increased during the early stages of the program but are now leveling off.

Revenue from our Roche collaboration was especially high in Q4 2009 when we manufactured a number of drug batches for the Roche program. In November 2010, Roche announced that, as part of a corporate restructuring, they intend to discontinue research and development in the field of RNAi. Following the announcement, Roche confirmed that, except for completing some product stability studies, they would be discontinuing product development with Tekmira. The balance of Roche deferred revenue, except for a provision for the stability study work, was recognized as revenue in Q4 2010.

In Q3 2010 we received a US$0.5 million milestone payment from Alnylam following their initiation of a phase 1 human clinical trial enabled by our LNP delivery technology.

Also in Q3 2010 we received a $5.9 million license amendment payment from Talon. The $5.9 million was then paid to certain of our contingent creditors in full settlement of a contingent obligation so is also included as an “other loss” in our Q3 2010 income statement.

We expect revenue to continue to fluctuate particularly due to the variability in demand for our manufacturing services, the development stage of the TKM-Ebola contract and the timing of licensing payments and milestone receipts.

Net losses from Q3 2009 to Q2 2010 generally increased due to increased spending on our TKM-ApoB and TKM-PLK1 programs. In particular, in Q1 and Q2 2010, we were manufacturing materials for preclinical and clinical trials and conducting toxicology studies in preparation for clinical development of both programs.

RESULTS OF OPERATIONS

For the first half of 2011 our net loss was $6.6 million ($0.63 per common share) as compared to a net loss of $8.1 million ($0.79 per common share) for the first half of 2010. For the three months ended June 30, 2011, our net loss was $3.5 million ($0.33 per common share) as compared to a net loss of $4.0 million ($0.38 per common share) for the three months ended June 30, 2010.

In general, losses have decreased with new revenue from the TKM-Ebola contract that started in July 2010. This increased revenue is partially offset by increased expenses associated with the TKM-Ebola contract and increased legal fees related to the Alnylam and AlCana lawsuit.

Revenue / Revenue is detailed in the following table:

	Three months ended June 30		Six months ended June 30
(in millions Cdn$)	2011	2010	2011	2010
Collaborations and contracts
Alnylam	$1.0	$1.4	$2.0	$2.3
U.S. Government	3.3	—	6.7	—
Roche	—	0.9	—	2.2
BMS	—	—	0.1	0.2
Other RNAi collaborators	—	—	—	0.1

Total collaborations and contracts	$4.4	$2.3	$8.8	$4.8

Alnylam revenue / Under the Alnylam Manufacturing Agreement we are the exclusive manufacturer of any products required by Alnylam that utilize our technology through to the end of Phase 2 clinical trials. Under the Alnylam Manufacturing Agreement there is a contractual minimum payment for the provision of staff in each of the three years from 2009 to 2011 and Alnylam is reimbursing us for any external costs incurred. Revenue from external costs related to the Alnylam Manufacturing Agreement is being recorded in the period that Alnylam is invoiced for those costs except where we bear the risk of batch failure in which case revenue is recognized only once Alnylam accepts the batch. The total payment for the provision of staff from 2009 to 2011 is a minimum of $11.2 million.

Management’s Discussion and Analysis (continued)	Tekmira – Q2 2011

U.S. Government revenue / On July 14, 2010, we signed a contract with the United States Government to advance an RNAi therapeutic utilizing our LNP technology to treat Ebola virus infection (see Overview for further discussion). The initial phase of the contract, which is funded under a Transformational Medical Technologies program, is budgeted at US$34.7 million and is expected to last approximately three years. This initial funding is for the development of TKM-Ebola including completion of preclinical development, filing an IND application with the FDA and completing a Phase 1 human safety clinical trial.

Under the contract we are being reimbursed for costs incurred, including an allocation of overheads, and we are being paid an incentive fee.

BMS revenue / In May 2010 we signed a formulation agreement with BMS under which BMS paid us $3.2 million (US$3.0 million) to make a certain number of LNP formulations over the following four year period. Revenue from this agreement was $0.07 million in the first half of 2011 and $nil in the first half of 2010 and is being recognized as batches are produced. BMS revenue in the first half of 2010 relates to a research collaboration.

Roche revenue / Under the Roche Product Development Agreement dated May 2009 Roche was paying us for the provision of staff and for certain external costs incurred. In November 2010, Roche announced that, as part of a corporate restructuring, they intend to discontinue research and development in the field of RNAi. Following the announcement, Roche confirmed that, except for completing some product stability studies, they would be discontinuing product development with Tekmira. As at December 31, 2010, we retained a deferred revenue balance of $0.04 million to cover a small amount of stability study work to be completed for Roche and the balance of Roche deferred revenue was brought into income in 2010. Roche revenue of $0.004 million for the first half of 2011 represents stability study work performed under the contract.

Other RNAi collaborators revenue / We have active research agreements with a number of other RNAi collaborators. Revenue from our other RNAi collaborators was $0.03 million in the first half of 2011 as compared to $0.1 million in the first half of 2010.

Expenses / Research, development, collaborations and contracts / Research, development, collaborations and contracts expenses were $6.2 million in Q2 2011 as compared to $4.8 million in Q2 2010 and increased to $11.8 million for the first half of 2011 from $10.3 million for the first half of 2010.

In Q3 2010 we signed a contract with the U.S. Government to develop TKM-Ebola and have since been incurring significant program costs such as materials and preclinical studies that have been included in research, development, collaborations and contracts expenses. These costs are being reimbursed by the U.S. Government who is also paying for TKM-Ebola related labour costs and overheads and an incentive fee.

In Q2 2011 and in the first half of 2011 spending on our internal programs has decreased as compared to Q2 2010 and the first half of 2010. In the first half of 2010 we incurred costs on our TKM-ApoB program for toxicology studies and manufacturing of drug product. As discussed in the Overview section of this MD&A, we are currently evaluating new formulations for potential TKM-ApoB development so first half of 2011 program costs are much lower than first half of 2010. In the first half of 2011 we incurred clinical trial costs for TKM-PLK1 at a similar level to the toxicology study and materials costs that we incurred in the first half of 2010.

Research, development, collaborations and contracts compensation expenses increased in Q2 2011 and in the first half of 2011 as compared to Q2 2010 and the first half of 2010 as a result of severance payments related to a June 2011 reduction in workforce of 15 employees. Our research and development staff numbers following the recent reduction in workforce are now similar to one year ago. At June 30, 2011 we had 71 research and development staff (total staff 81) as compared to 72 (total staff 83) at June 30, 2010.

General and administrative / General and administrative expenses were $1.6 million in Q2 2011 as compared to $1.1 million in Q2 2010 and were $3.1 million for the first half of 2011 as compared to $2.1 million for the first half of 2010. The increase in 2011 largely relates to legal fees incurred in respect of our lawsuit against Alnylam (see Overview for further discussion of the lawsuit).

Other income (losses) / Change in fair value of warrant liability / On June 16, 2011 we completed a public offering of 1,789,900 units at a price of $2.85 each for total proceeds, before expenses, of $5.1 million. Each unit consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $3.35. The warrants have a five-year term. We are accounting for the warrants under the authoritative guidance on accounting for derivative financial instruments

Management’s Discussion and Analysis (continued)	Tekmira – Q2 2011

indexed to, and potentially settled in, a company’s own stock, on the understanding that in compliance with applicable securities laws, the registered warrants require the issuance of registered securities upon exercise and do not sufficiently preclude an implied right to net cash settlement. Each balance sheet date the warrants are revalued and the change in value is recorded in the consolidated statement of operations and comprehensive loss. We recorded a Black-Scholes value, upon issuance, of $0.74 million. At June 30, 2011 we calculated a Black-Scholes value for the warrants of $0.59 million and recorded income of $0.15 million.

LIQUIDITY AND CAPITAL RESOURCES

Since our incorporation, we have financed our operations through the sales of shares, units, debt, revenues from research and development collaborations and licenses with corporate partners, interest income on funds available for investment, and government contracts, grants and tax credits.

At June 30, 2011, we had cash and cash equivalents of approximately $9.7 million as compared to $12.3 million at December 31, 2010.

Operating activities used cash of $4.0 million in Q2 2011 as compared to $0.1 million in Q2 2010. Operating activities used cash of $7.1 million in the first half of 2011 as compared to $5.5 million in the first half of 2010. Excluding changes in non-cash operating items, cash used in operating activities in the first half of 2011 fell to $6.0 million as compared to $7.1 million in the first half of 2010 due, largely, to increasing revenues as discussed earlier. A large part of the changes in non-cash operating items relate to the TKM-Ebola contract for which we are incurring and being reimbursed for some large sub-contract and material purchases.

Investing activities used $0.001 million in cash in Q2 2011 as compared to $0.2 million in Q2 2010. Investing activities used $0.06 million in cash in the first half of 2011 as compared to $0.7 million in the first half of 2010. Investing in the first half of 2010 relates to facility improvements and manufacturing equipment. Since the start of our TKM-Ebola contract in July 2010, a lot of the equipment we acquire is purchased and owned by the U.S. Government so is not recorded as a Company investment.

On June 16, 2011 we completed a public offering of 1,789,900 units at a price of $2.85 each for total proceeds, before expenses, of $5.1 million. Each unit consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $3.35. The warrants have a five-year term. After paying underwriter’s commission and other unit issue costs the offering generated net cash of $4.5 million.

In our 2010 Management’s Discussion and Analysis we provided guidance that our funds on hand plus expected income would be sufficient to continue our product development into the first quarter of 2012. Following our recent financing and reduction in staff numbers we now believe that our current funds on hand plus expected income, including funds from our collaborative partners and the U.S. Government, will be sufficient to continue our product development into the second half of 2012 (see Risks and uncertainties).

Contractual obligations

In addition to our contractual obligations disclosed in our 2010 Annual Report, on June 1, 2011, as discussed earlier in this MD&A, we signed a CRADA with the NCI to conduct a human clinical trial for TKM-PLK1. Under the CRADA, from June 1, 2011, we are committed to make quarterly funding payments of US$125,000 until the trial is concluded.

Also in Q2 2011, we signed a fixed monthly fee agreement with Orrick, Herrington and Sutcliffe LLP (Orrick), our lead legal counsel for our lawsuit against Alnylam and AlCana. If we are successful in this lawsuit we will also pay a success-fee to Orrick based on their costs incurred. We have not recorded this contingent obligation due to uncertainties related to both the likelihood of winning the lawsuit and the amount of the fees.

Off-Balance Sheet arrangements

There have not been any material changes to our off-balance sheet arrangements from those disclosed in our 2010 Annual Report.

Management’s Discussion and Analysis (continued)	Tekmira – Q2 2011

OUTSTANDING SHARE DATA

As discussed above, on June 16, 2011 we completed a public equity offering of 1,789,900 units. Each unit consists of one common share and one half of one common share purchase warrant. On June 22, 2011, our shareholders approved an omnibus stock-based compensation plan (the “2011 Plan”) and a 273,889 increase in the number of stock-based compensation awards that Tekmira is permitted to issue. Our pre-existing stock-based compensation plans were limited to the granting of stock options as equity incentive awards whereas the 2011 Plan gives us more flexibility by also allowing for the issuance of tandem stock appreciation rights, restricted stock units and deferred stock units.

As of July 31, 2011, we had 12,133,501 common shares issued and outstanding, options to purchase an additional 1,383,421 common shares and warrants to purchase an additional 894,950 common shares.

RISKS AND UNCERTAINTIES

Our risks and uncertainties are discussed in further detail in our Annual Information Form dated March 30, 2011 which can be found at www.sedar.com or at www.sec.gov/edgar.

We believe that our current funds on hand plus expected income including funds from our collaborative partners and the U.S. Government will be sufficient to continue our product development into the second half of 2012. Substantial additional funds will be required to continue with the active development of our pipeline products and technologies. In particular, our funding needs may vary depending on a number of factors including:

•	legal costs incurred on our lawsuit against Alnylam and AlCana;

•	revenues earned from our collaborative partnerships, particularly Alnylam;

•	revenues earned from our U.S. Government contract to develop TKM-Ebola;

•	the extent to which we continue the development of our product candidates or form collaborative relationships to advance our products;

•	our decisions to in-license or acquire additional products or technology for development, in particular for our RNAi therapeutics programs;

•	our ability to attract and retain corporate partners, and their effectiveness in carrying out the development and ultimate commercialization of our product candidates;

•	whether batches of drugs that we manufacture fail to meet specifications resulting in delays and investigational and remanufacturing costs;

•	the decisions, and the timing of decisions, made by health regulatory agencies regarding our technology and products;

•	competing technological and market developments; and

•	prosecuting and enforcing our patent claims and other intellectual property rights.

We will seek to obtain funding to maintain and advance our business from a variety of sources including public or private equity or debt financing, collaborative arrangements with pharmaceutical companies and government grants and contracts. There can be no assurance that funding will be available at all or on acceptable terms to permit further development of our products especially in light of the current economic downturn. In addition, we have not established bank financing arrangements and there can be no assurance that we will be able to establish such arrangements or that bank financing can be arranged on satisfactory terms.

If adequate funding is not available, we may be required to delay, reduce or eliminate one or more of our research or development programs or reduce expenses associated with non-core activities. We may need to obtain funds through arrangements with collaborators or others that may require us to relinquish most or all of our rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise seek if we were better funded. Insufficient financing may also mean failing to prosecute our patents or relinquishing rights to some of our technologies that we would otherwise develop or commercialize.

Management’s Discussion and Analysis (continued)	Tekmira – Q2 2011

In addition, we are exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our assets and liabilities. We invest our cash reserves in high interest saving accounts and bankers’ acceptances with varying terms to maturity (not exceeding two years) issued by major Canadian banks, selected with regard to the expected timing of expenditures for continuing operations and prevailing interest rates. The fair value of our cash investments as at June 30, 2011 is at least equal to the face value of those investments and the value reported in our Balance Sheet. Due to the relatively short-term nature of the investments that we hold, we do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio. We purchase goods and services in both Canadian and U.S. dollars and earn a significant portion of our revenues in U.S. dollars. We manage our U.S. dollar currency risk by using cash received from U.S. dollar revenues to pay U.S. dollar expenses and by limiting holdings of U.S. dollar cash and cash equivalent balances to working capital levels. We have not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

For the six months ended June 30, 2011, no changes were made in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.